Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, please take advice from a stockbroker, solicitor, accountant or other independent professional adviser.

If you have sold or otherwise transferred all of your ordinary shares in the capital of Mereo BioPharma Group plc (the “Company”), please send this document, together with the enclosed documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

NOTICE OF GENERAL MEETING

OF MEREO BIOPHARMA GROUP PLC

AND

RECOMMENDATION OF YOUR BOARD TO

VOTE and VOTE AGAINST

ALL RESOLUTIONS

to be held at the 5th Floor, One Cavendish Place, London W1G 0QF, United Kingdom

on November 18, 2022 at 2.00 p.m. (London time)

INACTION WILL NOT DEFEAT THESE HARMFUL RESOLUTIONS

Voting instructions are set out below

Notice of a General Meeting of the Company to be held at the 5th Floor, One Cavendish Place, London W1G 0QF, United Kingdom on November 18, 2022 at 2.00 p.m. (London time) is set out in Part II of this document. Your attention is drawn to the letter from the Board set out in Part I of this document and the recommendation set out therein.

YOUR VOTE IS IMPORTANT. We strongly encourage Shareholders and ADS Holders to VOTE AND VOTE AGAINST all resolutions in advance of the General Meeting by submitting a proxy vote or voting instructions. Failing to vote is not the same as voting against these resolutions. The outcome will be determined by the voted shares, and shares that are not voted will be irrelevant to the outcome. We URGE YOU TO VOTE AND VOTE AGAINST all resolutions.

ADS Holders

ADS Holders as of the ADS Holder Record Date will be entitled to instruct their broker or other intermediary how to vote the Ordinary Shares represented by their ADS by following the instructions on the Depositary Notice and WHITE Voting Instruction Card provided to them by or on behalf of their broker or intermediary. Such voting instructions must be validly submitted so as to be received by no later than 10.00 a.m. (Eastern time) on November 14, 2022. ADS Holders are therefore strongly encouraged to submit their voting instructions as soon as possible. Ordinary Shares represented by the ADSs for which ADS Holders have not timely submitted valid voting instructions shall not be voted.

If ADS Holders have any questions or require any assistance with voting, please contact the Company’s proxy solicitor, Morrow Sodali LLC at 800-662-5200 (toll-free in North America) or +1 203-658-9400 or email at MREO@info.morrowsodali.com.

Shareholders

Shareholders can submit proxies electronically using Link Group’s Signal Shares share portal service at www.signalshares.com or in hard copy form if they request a hard copy Form of Proxy from the Company’s registrar, Link Group. In order to be valid, proxy appointments must be submitted using Link Group’s Signal Shares share portal service or in hard copy form to Link Group at PXS 1, 10th Floor, Central Square, 29 Wellington Street, Leeds LS1 4DL, in each case, so as to be received by no later than 2.00 p.m. (London time) on November 16, 2022 or 48 hours before any adjourned meeting. The electronic appointment of a proxy using Link Group’s Signal Shares share portal service or the completion and return of a Form of Proxy in hard copy form will not preclude Shareholders from attending and voting at the General Meeting should they so wish. Any hard copy Form of Proxy should, to be valid, be completed and signed in accordance with the instructions printed on it.

If you require a hard copy Form of Proxy (or assistance with how to complete, sign and return it) or assistance in submitting your proxy appointment electronically, please call Link Group on +44 (0)371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m. (London time), Monday to Friday, excluding public holidays in England and Wales.

If you hold your Ordinary Shares in uncertificated form (i.e. in CREST), you may appoint a proxy for the General Meeting by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual issued by Euroclear so that it is received by the registrar (under CREST Participation ID RA10) by no later than 2.00 p.m. (London time) on November 16, 2022. The time of receipt will be taken to be the time from which the registrar is able to retrieve the message by enquiry to CREST in the manner proscribed by CREST.

A copy of this document will also be available on the Company’s website: www.mereobiopharma.com/GeneralMeeting2022

Cautionary note regarding forward-looking statements

This document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance, or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of the Company’s annual reports and accounts and filings that the Company makes with the Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended 31 December 2021 and subsequent reports furnished on Form 6-K. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Past performance is not a guarantee of future performance. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation, the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this document are based on information available to the Directors of the Company at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to overseas persons

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Contents

Executive Summary	5

Expected Timetable of Principal Events	8

Part I – Letter from the Board of Mereo BioPharma Group plc	9

Part II – Notice of General Meeting	20

Part III – Definitions	23

Part IV – Glossary of Technical Terms	25

Appendix – Statement provided by Rubric	26

Executive Summary

Why have I received this document?

The Board is required to call the General Meeting following a Requisition Notice received from Rubric Capital Management LP acting in its capacity as manager or sub-manager of the Rubric Funds which, in aggregate, are the registered holders of 31,950,000 Ordinary Shares, which constituted approximately 5.11 per cent. of the Company’s issued ordinary share capital and the voting rights in the Company as at the date of the Requisition Notice.

The General Meeting will be held at the 5th Floor, One Cavendish Place, London W1G 0QF, United Kingdom on November 18, 2022 at 2.00 p.m. (London time).

What is the General Meeting about?

The General Meeting is required to consider the following Resolutions:

1.  THAT Dr. Peter Fellner, Dr. Anders Ekblom, Dr. Deepika Pakianathan, Dr. Brian Schwartz and Mr. Michael Wyzga be removed from office as directors of the Company with immediate effect.

2.  THAT, conditional upon the passing of resolution 1 above, Dr. Annalisa Jenkins be appointed as director of the Company with immediate effect.

3.  THAT, conditional upon the passing of resolution 1 above, Dr. Daniel Shames be appointed as director of the Company with immediate effect.

4.  THAT, conditional upon the passing of resolution 1 above, Mr. Marc Yoskowitz be appointed as director of the Company with immediate effect.

5.  THAT, conditional upon the passing of resolution 1 above, Mr. Justin Roberts be appointed as director of the Company with immediate effect.

6.  THAT, conditional upon the passing of resolution 1 above, Mr. David Rosen be appointed as director of the Company with immediate effect.

Why VOTE AGAINST the resolutions?

The Board recommends that Shareholders and ADS Holders VOTE AND VOTE AGAINST all of the Resolutions.

As explained in paragraph 2 of the letter from the Board set out in Part I of this document:

•  Mereo believes that its updated strategic plan, overseen by its Board, is the most compelling and financially responsible way to unlock the opportunities for potential life-changing therapies in our pipeline while maintaining the minimum resources necessary to deliver maximum shareholder value from these assets whilst remaining publicly listed. Mereo has continued to evaluate our resources, cost structure and programs based on their progress and current market conditions, and as a result have further reduced our expenses to what we believe is the minimum level of resources currently required to achieve results from our programs and monetize our assets over the next year or so. Consistent with our efforts so far, we intend to continue to evaluate our programs and the market, and implement additional measures to refine our resources and identify opportunities to progress our most promising programs to the stage where we can optimize the return on investment.

•  Mereo’s Board has been thoughtfully composed and refreshed to ensure an optimal and diverse combination of skills, experience and expertise, particularly related to strategic partnerships and M&A, to best position Mereo to optimize our operations, pursue strategic opportunities to market our most promising programs and maximize shareholder value in line with any changes in our strategy.

• While Mereo is disappointed with the performance of its stock, it recognizes that it is in a difficult equity market and is performing consistent with its small-cap biotechnology peers.

• Mereo has significant concerns about the experience of the director candidates Rubric is nominating to Mereo’s Board and believes that Mereo shareholders deserve better.

•  Rubric’s proposals pose significant ethical, technical, financial and legal challenges, which result in their benefits being significantly overstated and demonstrate a lack of understanding of our business and the mechanics and considerations involved in the potential sale of assets and English corporate law.

• Rubric is seeking to gain effective control of the Board and the Company’s strategy by removing a majority of our independent directors and replacing them with Rubric’s five nominees.

How do I vote?

YOUR VOTE IS IMPORTANT. A Shareholder or ADS Holder must actively vote to have an impact on the outcome, positive or negative. We strongly encourage Shareholders and ADS Holders to VOTE AND VOTE AGAINST all resolutions in advance of the General Meeting by submitting a proxy vote or voting instructions. Not voting or abstaining from voting will not help defeat these harmful resolutions.

ADS Holders

ADS Holders as of the ADS Holder Record Date will be entitled to instruct their broker or other intermediary how to vote the Ordinary Shares represented by their ADS by following the instructions on the Depositary Notice and WHITE Voting Instruction Card provided to them by or on behalf of their broker or intermediary. Such voting instructions must be validly submitted so as to be received by no later than 10.00 a.m. (Eastern time) on November 14, 2022.

ADS Holders are therefore strongly encouraged to submit their voting instructions as soon as possible. Ordinary Shares represented by the ADSs for which ADS Holders have not timely submitted valid voting instructions shall not be voted.

If ADS Holders have any questions or require any assistance with voting, please contact the Company’s proxy solicitor, Morrow Sodali LLC at 800-662-5200 (toll-free in North America) or +1 203-658-9400 or email at MREO@info.morrowsodali.com.

Shareholders

Shareholders can submit proxies electronically using Link Group’s Signal Shares share portal service at www.signalshares.com, in hard copy form if they request a hard copy Form of Proxy from the Company’s registrar, Link Group, or through the CREST voting service. All proxy votes must be submitted by Shareholders so as to be received by the registrar by no later than 2.00 p.m. (London time) on November 16, 2022. Further details on the actions to be taken are set out in paragraph 4 of Part I of this document.

Expected Timetable of Principal Events

Event	Expected time / date(1)

Date of the Requisition Notice	October 3, 2022

ADS Holder Record Date	October 14, 2022

Date of the Notice of General Meeting	October 21, 2022

Last time and date for ADS Holders to submit voting instructions(1)	10.00 a.m. (Eastern time) on November 14, 2022

Last time and date for Shareholders to submit a proxy vote(2)	2.00 p.m. (London time) on November 16, 2022

Shareholder Voting Record Time	6.00 p.m. (London time) on November 16, 2022

Time and date of the General Meeting	2.00 p.m. (London time) on November 18, 2022

Notes:

(1)             Other than the date of receipt of the Requisition Notice, the ADS Holder Record Date and the date of the Notice of General Meeting, each of the times and dates in the table above may be subject to change. The Board may need to make further changes to the arrangements relating to the General Meeting and Shareholders and ADS Holders should therefore continue to monitor the Company’s website (www.mereobiopharma.com/GeneralMeeting2022) and announcements for any updates.

(2)             ADS Holders as of the ADS Holder Record Date will be entitled to instruct their broker or other intermediary how to vote the Shares represented by their ADS by following the instructions on the Depositary Notice and WHITE Voting Instruction Card provided to them by or on behalf of their broker or intermediary. Such voting instructions must be validly submitted so as to be received by no later than 10.00 a.m. (Eastern time) on November 14, 2022. Ordinary Shares represented by the ADSs for which ADS Holders have not timely submitted valid voting instructions shall not be voted.

(3)             Shareholders may submit proxies electronically using Link Group’s Signal Shares share portal service at www.signalshares.com or in hard copy form if you request a hard copy Form of Proxy from the Company’s registrar, Link Group. In order to be valid, proxy appointments must be submitted using Link Group’s Signal Shares share portal service or in hard copy form to Link Group at PXS 1, 10th Floor, Central Square, 29 Wellington Street, Leeds LS1 4DL, in each case, so as to be received by no later than 2.00 p.m. (London time) on November 16, 2022 or 48 hours before any adjourned meeting.

Part I – Letter from the Board of Mereo BioPharma Group plc

(Registered and incorporated in England and Wales with Company number 09481161)

Directors	Registered Office:

Michael Wyzga (Chairman)	4th Floor,
Dr. Peter Fellner (Deputy Chairman)	One Cavendish Place,
Dr. Denise Scots-Knight (Chief Executive Officer)	London W1G 0QF
Dr. Jeremy Bender (Non-Executive Director)	United Kingdom
Dr. Anders Ekblom (Non-Executive Director)
Anne Hyland (Non-Executive Director)
Dr. Pierre Jacquet (Non-Executive Director)
Dr. Abdul Mullick (Non-Executive Director)
Dr. Deepa Pakianathan (Non-Executive Director)
Dr. Brian Schwartz (Non-Executive Director)

(together, the “Directors”)

October 21, 2022

Dear Shareholders and ADS Holders,

Notice of General Meeting and Board recommendation to VOTE AND VOTE AGAINST all resolutions

1.	Introduction

We are writing to you to provide details of a General Meeting of the Company to be held on November 18, 2022 at 2.00 p.m. (London time) and convened by the formal Notice of General Meeting set out in Part II of this document.

The Board is required to call the General Meeting following a Requisition Notice received from Rubric Capital Management LP acting in its capacity as manager or sub-manager of the Rubric Funds which, in aggregate, are the registered holders of 31,950,000 Ordinary Shares, which constituted approximately 5.11 per cent. of the Company’s issued ordinary share capital and the voting rights in the Company as at the date of the Requisition Notice. We understand that funds managed by Rubric own ADS representing a further 51,830,600 Ordinary Shares meaning that, in aggregate, Rubric controls approximately 13.41 per cent. of the Company’s issued share capital.

The Resolutions, each of which is an ordinary resolution, to be put to the General Meeting are:

1.	THAT Dr. Peter Fellner, Dr. Anders Ekblom, Dr. Deepika Pakianathan, Dr. Brian Schwartz and Mr. Michael Wyzga be removed from office as directors of the Company with immediate effect.

2.	THAT, conditional upon the passing of resolution 1 above, Dr. Annalisa Jenkins be appointed as director of the Company with immediate effect.

3.	THAT, conditional upon the passing of resolution 1 above, Dr. Daniel Shames be appointed as director of the Company with immediate effect.

4.	THAT, conditional upon the passing of resolution 1 above, Mr. Marc Yoskowitz be appointed as director of the Company with immediate effect.

5.	THAT, conditional upon the passing of resolution 1 above, Mr. Justin Roberts be appointed as director of the Company with immediate effect.

6.	THAT, conditional upon the passing of resolution 1 above, Mr. David Rosen be appointed as director of the Company with immediate effect.

The Resolutions will be voted on at the General Meeting by way of a poll, which will be demanded at the start of the General Meeting by the Chair of the General Meeting in accordance with article 54 of the Articles.

Accompanying the Resolutions, Rubric has required the Requisitioned Statement set out in the Appendix to this document to be circulated to Shareholders. The Requisitioned Statement in the Appendix to this document does not represent the views of the Board.

THE PURPOSE OF THIS LETTER IS TO EXPLAIN THE IMPACT OF RUBRIC’S PROPOSALS AND WHY THE BOARD CONSIDERS THAT THE RESOLUTIONS ARE NOT IN THE BEST INTERESTS OF THE COMPANY, ITS SHAREHOLDERS OR ADS HOLDERS AND, THEREFORE, ARE RECOMMENDING THAT SHAREHOLDERS AND ADS HOLDERS VOTE AND VOTE AGAINST ALL OF THE RESOLUTIONS TO BE PROPOSED AT THE GENERAL MEETING.

2.	The Board’s response to Rubric’s proposals

Mereo is confident that our strategy, which focuses on conserving our cash resources and maximizing the risk-adjusted value of our assets by pursuing strategic opportunities for each asset at the right time, remains the optimal path forward for shareholders. Furthermore, our experienced and carefully designed Board, which has been thoughtfully adjusted over time (especially over the past three years), as our needs as a company have changed, is the right group of individuals to shepherd the successful execution of this strategy.

Mereo welcomes the views of all shareholders and maintains its strong commitment to considering perspectives that serve to maximize value for shareholders as a whole. Mereo’s Board has carefully evaluated Rubric’s proposals and proactively engaged with Rubric and our other shareholders repeatedly over the last several months, including to discuss both Rubric’s proposals and the Company’s strategic plan.

To avoid the expense and distraction of this contested vote, on September 23, 2022, Mereo proactively attempted to resolve this matter by offering to appoint one Rubric representative and a second new, fully independent candidate to the Mereo Board. Mereo’s proposal further provided that two incumbent directors would retire from the Board. We are disappointed that Rubric rejected this proposal immediately and refused to make a counteroffer or negotiate towards reaching a resolution, instead increasing its demands (from seeking to replace four directors to now seeking to replace five directors).

We believe Rubric’s refusal to resolve this matter amicably and to continue pursuing a costly, distracting public campaign instead suggests that Rubric is not seeking to contribute its insights to our Board’s discussions about our strategy and execution, but is instead seeking to control the Company and Board via the removal of a majority of the independent director seats and impose its short-term oriented, value-destructive views on the Company and on our other shareholders. Note also that Rubric’s proposals are basically an all-or-nothing proposition: shareholders can vote for or against the removal of all five of the incumbent directors (not fewer) targeted by Rubric and the election of new directors is conditional on this removal. Rubric is not interested, apparently, in compromise or middle ground but instead only in total victory that would hand it effective control of the Board.

Mereo and its Board continue to work diligently in the best interests of shareholders as a whole, in accordance with their duties under English law, to build value and extend the reach of our resources in order to capture the full value of our lead programs. As we continue to thoughtfully evaluate our operations and structure, on October 18, 2022 we announced a further update to our strategic plan to conserve our cash resources, reduce our employee base by up to 40% and minimize costs, while maintaining our capability to pursue opportunities to monetize our most promising programs. As Mereo continues to communicate to Rubric, we believe that Rubric’s proposals to upend our Board composition would be highly value destructive, are based on wishful assumptions about timing and interest in monetization transactions and demonstrate a lack of research and knowledge of Mereo’s ongoing contractual obligations and an inaccurate understanding of the complexities under English law with respect to distributions. Rubric’s plan is an effort to force near-term and financially irresponsible liquidity events, but both those events and the capital distributions Rubric desires are illusory.

Pursuing liquidity events prematurely and without the consideration of the numerous upcoming milestones for Mereo’s pipeline, notwithstanding Mereo’s contractual obligations and ethical obligations to patients, is not in the best interests of our shareholders as a whole and risks destroying value. And, even if Mereo decided to sub-optimize and pursue liquidity events now (and even assuming such transactions were available), Mereo may not be able to distribute the proceeds in the near-term due to restrictions under English law. Rubric does not understand Mereo’s situation nor the complex considerations that have already been deliberated by our independent directors. Why else would Rubric need two of its employees on our Board and insist on having hand-picked a majority of the independent director seats, other than if it knew that truly independent directors would not readily support its agenda?

Rubric’s desire to force an immediate “fire sale” of assets is destabilizing to Mereo’s business, and we face the likelihood of losing key personnel who are critical to our effort to maximize the value of our programs for shareholders and undertake strategic transactions at the appropriate time. Garnering maximum value for our programs and eventual monetization of our assets requires the ongoing services of our team, who know the regulatory, scientific, clinical, partnering and competitive landscape best. Our workforce is extremely mobile and highly sought after in this competitive marketplace. While we have made further and significant reductions in our personnel, we cannot continue to develop our assets, complete regulatory submissions and bring these assets to market at their maximized value without the remaining critical team members. We are concerned that several key members of our management and clinical development team may exercise their freedom to work elsewhere if Rubric takes effective control of the Board and pursues a premature liquidation.

The Board also believes that Rubric’s resolutions would significantly weaken Mereo’s Board and jeopardize the Company’s ongoing and focused efforts to generate maximum risk-adjusted returns from our programs and assets. Notably, Rubric’s proposals would remove from our Board our Chairman (who is also Chair of our Nomination and Corporate Governance Committee and a member of the Audit and Risk Committee), our Deputy Chairman, our Chair of the R&D Committee and our Chair of the Remuneration Committee. These key leaders are integral to the Company’s governance and Board structure. Moreover, Rubric’s proposal aims to remove a director who was appointed pursuant to an agreement with our second-largest shareholder. The directors targeted for removal include two former public biotech company CEOs, a former biotech R&D executive, a former biotech sell-side analyst and current biotech investor, and a former head of R&D at a leading pharmaceutical company. Our current directors have the operational and transaction expertise to oversee the further refinement of our resources and our timeline towards monetizing these assets at the optimal time – Rubric’s nominees do not.

If Rubric was convinced its analysis, fact base and logic were correct, it would not be insisting on shunting aside these well qualified, highly respected leaders of our Board, and it surely would not be seeking to replace these industry leaders with two hedge fund investors with no scientific, operational or public company leadership experience. Rather than persuade with its analysis, Rubric appears to acknowledge that it can only assure the implementation of its short-sighted strategy by brute force. Hence, it has been unwilling to compromise and has designed its resolutions to give shareholders no choice but to remove a majority of the incumbent independent directors, or none at all. Brute force seems to be the Rubric lodestar.

Mereo urges Shareholders and ADS Holders to VOTE AND VOTE AGAINST all of Rubric’s resolutions due to the following:

2.1

Mereo believes that its updated strategic plan, overseen by its Board, is the most compelling and financially responsible way to continue unlocking the opportunities for potential life-changing therapies in our pipeline while delivering maximum shareholder value through the continued development and monetization of our assets.

Mereo remains confident in the potential of our two late-stage differentiated rare disease programs, both of which have delivered encouraging initial Phase 2 results and provide Mereo the opportunity to continue delivering on multiple value-driving milestones over the next year or so.

Our roadmap for creating shareholder value – which is focused on maximizing the risk-adjusted value of our programs and assets through considered investments, well-timed partnering efforts and a careful preservation of our cash balance – is as follows:

(a)

For setrusumab, the treatment is currently being studied in an ongoing Phase 2/3 registrational trial in patients aged 5-25 with Osteogenesis Imperfecta (OI) (NCT05125809) being conducted by its partner, Ultragenyx. A protocol amendment for the Phase 2 part of the study removes the placebo arm and continues evaluating the same two dose levels of setrusumab as in the original protocol. This amendment has been submitted to the U.S. Food and Drug Administration (FDA) and is now subject to approval by the site-specific Institutional Review Boards (IRB). Ultragenyx currently expects to complete enrollment in this portion of the study in the next few months, and to transition to the Phase 3 portion in the first half of 2023. Further, Ultragenyx plans to initiate a pediatric study in patients with OI aged 2 to <5 years, also in the first half of 2023. The progress of these registrational trials and the Phase 3 data are critical to maximizing setrusumab’s value, and Mereo has contractual commitments, activities and expenditure that are required under the partnership in order to maintain the right to milestone payments, royalties and EU and UK commercial rights. The merits of this strategy are clear when considering the success of Crysvita, Ultragenyx’s XLH treatment. As Rubric itself disclosed on June 9, 2022, the Ultragenyx CEO believes setrusumab has a greater market potential than Crysvita, and in July 2022, he reported that Crysvita had generated more than $1.3 billion in net sales in the first four years of launch. Importantly, the successful transactions Ultragenyx ultimately pursued for Crysvita – selling the EU royalty rights to Royalty Pharma for $320 million in 2019 and 30% of its royalty interest from Kyowa Kirin in the U.S. and Canada to OMERS for $500 million in 2022 – were completed following successful registrational trials and approval in order to capture the Crysvita program’s full value.

(b)

For alvelestat, we recently obtained Fast Track designation from the FDA as a potential first-in-class neutrophil elastase therapy for treatment of Alpha-1 antitrypsin deficiency lung disease (AATD). An R&D update with leading pulmonologists, following the release of the top-line Phase 2 AATD data earlier this year, will be presented on October 31, 2022. We have discussed the Phase 2 data with external advisors, including key opinion leaders, and they have been impressed with the clear consistency across all biomarkers. Indeed, the Fast Track designation of alvelestat for AATD is validation of this feedback. We intend to have the End-of-Phase 2 meeting with the FDA around the end of 2022 and EMA Scientific Advice in Q1 2023, after which we plan to evaluate further options. We also expect the Phase 2 data readout from the AATD ATALANTa study in mid-2023 and the Phase 2 study in Bronchiolitis Obliterans Syndrome to be initiated in H2 2022. We do not currently plan to seek equity financing for alvelestat’s further development, though we are actively exploring other potential options, including non-dilutive financing and partnerships. It is clear that we first need to understand the detailed regulatory feedback on the Phase 3 design to appropriately assess alvelestat’s value and explore these options. Rubric has changed its position to now agree with this strategy.

(c)

For etigilimab, much of the market continues to believe in the potential of anti-TIGIT therapies. In Q3 2022 we completed enrollment in the Phase 1b study as part of the planned Phase 1b/2 basket study, which is showing promising efficacy, and additional Phase 1b study data was presented at the European Society for Medical Oncology

(ESMO) on September 10, 2022 and in a separate press release on September 12, 2022. Our strategy to focus on rare tumor types where anti-PD-1 inhibitors do not have high response rates is playing out well, especially in some of the gynecological tumor types. As previously stated, having limited our investment in the program and now only treating the 16 patients remaining on study, we believe we have balanced the potential of future partnering opportunities with our goal to preserve cash. We will evaluate and seek to monetize etigilimab based on the Phase 1b data and external factors, including clinical data from other anti-TIGIT programs, and continue to engage in potential partnering discussions. The Roche data on NSCLC (expected H1 2023) should be highly informative for this process and our assessment of etigilimab’s value.

(d)

We continue to explore strategic alternatives for our non-core assets, including potential out-licensing or sale opportunities for acumapimod and leflutrozole, and plan to pursue the monetization of each of our assets, when appropriate.

We always welcome shareholder input and remain open-minded about avenues to create value, and are confident that we are exercising our best judgment as responsible fiduciaries for our shareholders. We regularly engage with shareholders and our updated strategic plan reflects the input and suggestions of our shareholders. We have offered to provide further information to Rubric that underpins some of these judgments, but Rubric has refused to sign a suitable confidentiality agreement.

2.2

Mereo’s Board has been thoughtfully composed to ensure an optimal and diverse combination of skills, experience and expertise, particularly related to strategic partnerships and M&A, to best position Mereo to advance our most promising programs, optimize our operations and maximize shareholder value.

As Rubric well knows, Mereo has significantly refreshed and evolved the composition of our Board as our business needs have changed, having appointed three new highly experienced directors since September 2021 and seven new directors in total since 2019, demonstrating our commitment to best corporate governance practices, which includes the separation of the Chairman and CEO roles. In May 2022 our prior Chairman (since 2015), Dr. Peter Fellner, stepped down from the role and was replaced by Mr. Michael Wyzga, our current Chairman, who received 99% support among shareholders who voted at Mereo’s most recent Annual General Meeting. Mereo’s current Board reflects our commitment to build a diverse and representative Board composed of directors that bring a variety of perspectives and backgrounds to Mereo, including deep M&A and partnering experience. We have carefully constructed our Board to guide Mereo’s strategy through this critical stage and provide the essential expertise and insights needed to unlock shareholder value.

Rubric’s proposal to remove five of our independent directors would significantly degrade our Board’s breadth of experience and ability to oversee our strategy. Rubric’s proposal would remove two public biotech company CEOs, two experts in R&D and capital allocation, and a world-class biotech investor and former sell-side analyst. The loss of decades of relevant experience – and the loss of our Chairman (who is also Chair of our Nomination and Corporate Governance Committee and a member of the Audit and Risk Committee), Deputy Chair, Chair of the Board’s R&D Committee and Chair of the Board’s Remuneration Committee – would be a serious setback for Mereo’s governance.

The directors Rubric aims to remove from our Board are:

(a)

Dr. Anders Ekblom. Dr. Ekblom has served on our Board since July 2015. Dr. Ekblom has held a number of executive positions at AstraZeneca, including Executive Vice President Global Drug Development, Executive Vice President Global Medicines Development, Global Head Clinical Development and Chief Executive Officer of AstraZeneca AB Sweden. He currently serves as Chairman of the Board of Alligator Bioscience AB, Atrogi AB, Elypta AB and Xspray Pharma AB, and on the board of directors of AnaMar AB. Dr. Ekblom is a board-certified medical doctor and an Associate Professor at the Karolinska Institutet. Dr. Ekblom holds a M.D., Ph.D. and a D.D.S. from Karolinska Institutet.

(b)

Dr. Peter Fellner. Dr. Fellner has been Deputy Chairman of our Board since May 2022 and served as Chairman from July 2015 until May 2022. He served as Chairman of the board of directors of Consort Medical plc from May 2009 until April 2019, was Chairman of the board of directors of Ablynx NV from November 2013 until January 2018 and Vernalis plc until October 2018. Dr. Fellner was previously Chairman of the board of directors of Acambis plc from 2006 until its acquisition by Sanofi Pasteur, Optos plc from 2000 until its acquisition by Nikon Corporation, and Vice Chairman of Astex Pharmaceuticals Inc. until its acquisition by Otsuka Pharmaceutical Company. He also served as a Director of UCB S.A. and was CEO and then Chairman of Celltech Group plc. Dr. Fellner holds a B.Sc. (Hons.) from the University of Sheffield and a Ph.D. from the University of Cambridge.

(c)

Dr. Deepika R. Pakianathan. Dr. Pakianathan has served on our Board since April 2019 and served as a director of OncoMed from December 2008 until joining our Board. Since 2001, Dr. Pakianathan has been a Managing Member at Delphi Ventures, a venture capital firm focused on biotechnology and medical device investments. Dr. Pakianathan serves on the boards of directors of Karyopharm Therapeutics, Inc., Theravance Biopharma, Inc., and Calithera Biosciences, Inc. Dr. Pakianathan previously served on the boards of directors of Foresite Development Corp II, Alder Biopharmaceuticals, Inc., Foresite Development Corp I. and Relypsa, Inc. Dr. Pakianathan was an M&A and corporate finance banker in the healthcare group at J.P. Morgan from 1998-2001, and from 1997-1998 was a biotechnology research analyst at Genesis Merchant Group. She worked as a postdoctoral scientist in the Immunology Department at Genentech Corporation from 1993 to 1997. Dr. Pakianathan received a B.Sc. from the University of Bombay, India, a M.Sc. from The Cancer Research Institute at the University of Bombay, India, and an M.S. and Ph.D. from Wake Forest University.

(d)

Dr. Brian Schwartz. Dr. Schwartz has served on our Board of Directors since October 2020. During the past decade he has served as Senior Vice President, Head of Research & Development and Chief Medical Officer of ArQule Inc., which was acquired for $2.7bn by Merck & Co. in 2020. Prior to ArQule Inc., Dr. Schwartz was Chief Medical Officer at Ziopharm, having previously held several senior leadership roles at Bayer and LEO Pharma. Dr. Schwartz is a Board Member of Cyclacel Pharmaceuticals, Infinity and Enlivex Therapeutics, an advisor for the California Institute of Regenerative Medicine, and acts as an independent consultant for numerous biotech companies. Dr. Schwartz previously served on the board of directors of LifeSci Acquisition Corp. He received his medical degree from the University of Pretoria, South Africa, completed a fellowship at the University of Toronto, Canada, and practiced medicine prior to his career in the biopharmaceutical industry.

(e)

Michael S. Wyzga. Mr. Wyzga has been our Chairman since May 2022 and has served on our Board since April 2019. Mr. Wyzga served as President and Chief Executive Officer and a member of the board of directors of Radius Health, Inc. Prior to that, Mr. Wyzga served in various senior management positions at Genzyme Corporation, including as Chief Financial Officer from July 1999 until November 2011. Mr. Wyzga is a member of the boards of directors of Invivyd, Inc. (f/k/a Adagio Therapeutics, Inc.) and LogicBio and is Chairman of the board of directors of GenSight Biologics S.A. and of X4 Biologics. Mr. Wyzga previously served as a member of the boards of directors of Exact Sciences Corporation, Idenix Pharmaceuticals, Inc. and Altus Pharmaceuticals, Inc., and as a member of the supervisory board of Prosensa Holding B.V. He received an M.B.A. from Providence College and a B.S. from Suffolk University.

Shareholders appear to recognize the value these directors bring to our Board. At Mereo’s most recent Annual General Meeting, 99% of shareholders who voted, voted to re-elect directors Michael Wyzga and Dr. Deepa Pakianathan, in each case for a tenure of three years. Just earlier this year, Rubric did not see any reason to vote against these highly qualified directors. At Mereo’s 2021 Annual General Meeting, over 83% of shareholders who voted, voted in favor of the re-election of directors Dr. Brian Schwartz, Dr. Peter Fellner and Dr. Anders Ekblom, in each case for three years. Rubric now seeks to remove all five of these directors, in two cases just months after our Annual General Meeting, to fast track the brute force implementation of its sub-optimal plan, directly contradicting shareholders’ decisions. If appointed, Rubric’s nominees would not be up for re-election for three years, meaning shareholders will not have the near-

term opportunity to re-evaluate the performance of these directors and will instead be forced to accept their governance decisions, which will be made without sector-specific expertise, public company experience or an understanding of our business.

2.3	While Mereo is disappointed with the performance of our stock, we recognize we are in a difficult equity market and are performing consistent with our small-cap biotechnology peers.

We believe Mereo is doing all that it can to maximize value for shareholders. The bearish stock market is not valuing biotechnology opportunities the way it once did, and we recognize that companies such as Mereo will have to crystalize the potential in their programs to receive fair value in the stock market. That is not, in our view, a reason to sell or license our assets prematurely or rush to liquidate promising programs in a “fire sale.” Instead, we believe we should conserve our capital, prioritize our most promising programs and optimize the timing of any partnering or M&A transactions.

Over 200 other companies in our sector, including other rare disease companies and those with anti-TIGIT programs, are currently trading below cash.1 We believe this is a result of market externalities, rather than a reflection of company strategy. The Board is aligned with shareholders in believing that Mereo’s current share price significantly undervalues Mereo and its promising lead programs.

2.4	Mereo has significant concerns about the experience of the director candidates Rubric is nominating to Mereo’s Board and we believe Mereo shareholders deserve better.

Mereo’s Nomination and Corporate Governance Committee has diligently reviewed Rubric’s proposed nominations of five new directors to Mereo’s Board, and we are concerned that the candidates Rubric has put forward lack the requisite experience, skill sets and expertise to create and build value for shareholders.

Rubric’s first nominee – Dr. Annalisa Jenkins

According to a publicly available filing from August 2022, Dr. Annalisa Jenkins serves on twenty-one Boards including four where she serves as Chairman, leading us to believe she cannot possibly dedicate the time needed to oversee Mereo or independently evaluate Rubric’s short-sighted strategy. Dr. Jenkins also has a concerning track record at public companies. In 2017, Dr. Jenkins was CEO of Dimension Therapeutics, a company that was sold to Ultragenyx for less than the capital invested. In 2018, ISS recommended shareholders withhold a vote on her re-appointment at Ardelyx following her attendance record at Ardelyx Board and committee meetings without disclosing an acceptable reason for the absences. ISS stated that “directors who do not attend their board and committee meetings cannot be effective representatives of shareholders.” She resigned from the Ardelyx Board less than two years later. In December 2019, Dr. Jenkins resigned as Chair of the Board of Sensyne Health following a compensation disclosure violation at the company. The company was later fined by the London Stock Exchange for historical breaches of disclosure obligations. The relevant events subject to public censure took place between November 2018 and October 2019. Dr. Jenkins’ tenure as a director was between August 2018 and December 2019. And, as noted, Dr. Jenkins lists twenty-one board seats across a range of companies and trusts, according to her declaration of interests filed with the London School of Hygiene and Tropical Medicine as of August 2022. We question how Dr. Jenkins can continue to accumulate so many board seats, and we have little confidence in her ability to dedicate herself to our Board and be an effective representative for Mereo shareholders, given her concerning attendance records and the sheer number of commitments in which she has involved herself.

Rubric’s second and third nominees – Dr. Daniel Shames and Mr. Marc Yoskowitz

Neither Dr. Shames nor Mr. Yoscowitz have any public company Board or public company governance experience and do not replace the R&D and public company leadership experience of the Mereo directors they seek to replace. Rubric cites Dr. Shames’ FDA experience. In fact, Dr. Shames retired from the FDA in 2008, and in the period since there have been

[1]	Source: CapitalIQ (October 14, 2022)

transformational changes in the regulatory environment in the United States and European Union. Neither of these “replacement” directors is qualified to serve as the Chairman of a public company, or as Deputy Chair, or as the Chair of any one of the three committees that are led by directors Rubric is seeking to remove from the Board.

Rubric’s fourth and fifth nominees – Justin Roberts and David Rosen

Rubric’s proposed director slate now contains not just one, but two of its own employees. David Rosen is a hedge fund manager with a diverse portfolio of stocks, obligations to meet his investors’ liquidity demands and a month-to-month performance horizon that does not necessarily match the interests of our other shareholders. Additionally, as Rubric’s CEO, Mr. Rosen does not meet the rigorous criteria we look for in potential director candidates, including independence and deep and recent executive and operational experience in the biotech industry. Justin Roberts is an employee of Rubric and reports to David Rosen. Mr. Roberts currently sits on the board of Therapeutics MD which, since his appointment in August 2022, has experienced a decline in share price from $9.59 to $6.44 (as of October 14, 2022). Mr. Rosen and Mr. Roberts have worked together for many years at more than one investment firm and shareholders should not expect these two colleagues to think or act independently of one another or of Rubric’s interests. By expanding its slate to include two Rubric employees, Rubric chose to seek the dismissal of a director that was appointed to the Board pursuant to an agreement with our second-largest shareholder. In doing so, Rubric all but conceded that it cannot even trust its fellow shareholders, and instead must directly hold board seats (and two of them) to push its agenda. We do not believe these two Rubric employees will be focused on the interests of Mereo shareholders as a whole, which is a legal requirement for directors of UK companies.

Notably, if Rubric’s resolutions are passed, Mereo will likely lose its Foreign Private Issuer status, which will entail substantial additional annual overhead expenses, at a time when Mereo believes it is best served by husbanding its capital to use sparingly on its best programs and assets.

2.5	Rubric’s proposals pose significant ethical, technical, financial and legal challenges, which result in their benefits being significantly overstated.

Rubric’s proposal to monetize setrusumab this early in the program is unrealistic and sub-optimal given the stage of the study, the recent update on the program and the Company’s commitments under the Ultragenyx collaboration. Rubric’s proposed setrusumab strategy demonstrates a lack of diligence and understanding of Mereo’s publicly disclosed contractual arrangements and ongoing operational commitments. Indeed, if pursued, this proposal would eliminate a significant opportunity for meaningful value creation.

Partnering this asset now would be a mistake. No additional data has been generated on setrusumab since Mereo reported the Phase 2 data on the ASTEROID study and then completed the Ultragenyx transaction with $50 million upfront. The Board currently expects the value of the rights for setrusumab to be significantly higher after the program has successfully progressed further and been further de-risked. The ongoing Phase 2/3 study is the first time setrusumab has been studied in children and therefore some progress, including the Phase 2 to 3 transition, is key. We plan to continually evaluate strategic options for the program alongside this progress. Attempting to partner this program today would be seen as a “fire sale” and would substantially impair the expected value of setrusumab.

Additionally, Rubric’s proposal to immediately terminate all costs related to etigilimab is highly unethical and inappropriate. Mereo has stopped enrolling new patients but continues to have 16 cancer patients in the Phase 1b trial who are responding to and surviving on treatment, and we believe we should honor our commitment to these patients and continue providing them access to this potentially life-saving therapy. Mereo plans to terminate this Phase 1b/2 study once patients’ disease has progressed or they have left the study.

A number of Rubric’s proposals are premised on an assumption that the Company is able to distribute cash to its shareholders. Even if Rubric’s proposals were cash generative, English public companies such as Mereo may only distribute cash to shareholders if and to the extent that they have sufficient distributable reserves. Mereo does not currently have any such distributable reserves and, in light of Mereo’s accumulated losses, there is no realistic prospect of generating meaningful distributable reserves in the near-term. This lack of understanding of English law and a worrying lack of attention to critical details (which were also demonstrated in Rubric’s process to call the General Meeting) should be concerning for Mereo shareholders. Given its lack of understanding of the fundamental legal and accounting underpinnings of our Company, how can Rubric seek two seats on our Board for its principals and three more seats for its hand-picked candidates?

SUMMARY

In summary, Mereo’s updated strategy is focused on conserving cash and guiding its two late-stage, differentiated rare disease programs with minimal costs. Mereo seeks to maximize shareholder value in a timely and responsible manner. Our strategy positions Mereo to:

(a)	Conserve our cash and extend our cash runway into 2026 by minimizing our operating costs.

(b)	Maximize the value of setrusumab through additional progress and data in children from the registrational trials, in partnership with Ultragenyx.

(c)	Complete the process to obtain the regulatory feedback (FDA and EMA) for alvelestat, and then seek to partner or monetize in 2023.

(d)

Continue to treat patients who remain on study with etigilimab until their disease progresses or they have left the study, continue to assess strategic opportunities and assess monetization options in H1 2023.

(e)	Maximize shareholder returns as our highly qualified and experienced Board continues to rigorously assess Mereo’s path forward.

Based on our review of Rubric’s proposals, it is clear that Mereo and Rubric share many of the same goals. However, we believe several aspects of Rubric’s proposals are premature and would force Mereo and shareholders to cede significant value in our lead programs to others and risk the loss of key personnel, when we are just months away from key data, milestones and events.

We appreciate Rubric’s perspectives, as we would for views shared by any shareholder. However, based on our ongoing review of the best path forward for Mereo and our shareholders, we continue to believe that now is not the time to overhaul the Mereo Board or replace the Company’s strategy.

Our updated strategic plan is the most compelling and financially responsible way to continue unlocking the opportunities for potential life-changing therapies in our pipeline while delivering maximum risk-adjusted shareholder returns.

3.	The Board recommends that Shareholders and ADS Holders VOTE AND VOTE AGAINST all Resolutions

For the reasons set out in paragraph 2 of this letter, the Board consider that the Resolutions are not in the best interests of the Company, its Shareholders or ADS Holders and, therefore, are recommending that Shareholders and ADS Holders VOTE AND VOTE AGAINST all of the Resolutions to be proposed at the General Meeting.

The recommendation is unanimous among the Independent Directors. Given that the Resolutions involve the removal of Dr. Peter Fellner, Dr. Anders Ekblom, Dr. Deepika Pakianathan, Dr. Brian Schwartz and Mr. Michael Wyzga from their position as directors of the Company, those Directors recused themselves from the decision of the Board in respect of the recommendation.

All of the Directors who have a legal or beneficial interest in Ordinary Shares (representing in aggregate 2,717,146 Ordinary Shares, being approximately 0.43 per cent. of the issued share capital of the Company at the date of this document) will be voting (or procuring the voting of) such Ordinary Shares against all of the Resolutions.

4.	Action to be taken

YOUR VOTE IS IMPORTANT. We strongly encourage Shareholders and ADS Holders to VOTE AND VOTE AGAINST all resolutions in advance of the General Meeting by submitting a proxy vote or voting instructions. Failing to vote is not the same as voting against these resolutions. The outcome will be determined by the voted shares, and shares that are not voted will be irrelevant to the outcome. We URGE YOU TO VOTE.

The Resolutions will be voted on at the General Meeting by way of a poll, which will be demanded at the start of the General Meeting by the Chair of the General Meeting in accordance with article 54 of the Articles.

ADS Holders

ADS Holders as of the ADS Holder Record Date will be entitled to instruct their broker or other intermediary how to vote the Ordinary Shares represented by their ADS by following the instructions on the Depositary Notice and WHITE Voting Instruction Card provided to them by or on behalf of their broker or intermediary. Such voting instructions must be validly submitted so as to be received by no later than 10.00 a.m. (Eastern time) on November 14, 2022.

ADS Holders are therefore strongly encouraged to submit their voting instructions as soon as possible. Ordinary Shares represented by the ADSs for which ADS Holders have not timely submitted valid voting instructions shall not be voted.

If ADS Holders have any questions or require any assistance with voting, please contact the Company’s proxy solicitor, Morrow Sodali LLC at 800-662-5200 (toll-free in North America) or +1 203-658-9400 or email at MREO@info.morrowsodali.com.

Shareholders

Shareholders can submit proxies electronically using Link Group’s Signal Shares share portal service at www.signalshares.com or in hard copy form if they request a hard copy Form of Proxy from the Company’s registrar, Link Group. In order to be valid, proxy appointments must be submitted using Link Group’s Signal Shares share portal service or in hard copy form to Link Group at PXS 1, 10th Floor, Central Square, 29 Wellington Street, Leeds LS1 4DL, in each case, so as to be received by no later than 2.00 p.m. (London time) on November 16, 2022 or 48 hours before any adjourned meeting. The electronic appointment of a proxy using Link Group’s Signal Shares share portal service or the completion and return of a Form of Proxy in hard copy form will not preclude Shareholders from attending and voting at the General Meeting should they so wish. Any hard copy Form of Proxy should, to be valid, be completed and signed in accordance with the instructions printed on it.

If you require a hard copy Form of Proxy (or assistance with how to complete, sign and return it) or assistance in submitting your proxy appointment electronically, please call Link Group on +44 (0)371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m. (London time), Monday to Friday, excluding public holidays in England and Wales.

If you hold your Ordinary Shares in uncertificated form (i.e. in CREST), you may appoint a proxy for the General Meeting by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual issued by Euroclear so that it is received by the registrar (under CREST Participation ID RA10) by no later than 2.00 p.m. (London time) on November 16, 2022. The time of receipt will be taken to be the time from which the registrar is able to retrieve the message by enquiry to CREST in the manner proscribed by CREST.

Completion of a proxy will not preclude you from attending the General Meeting and voting in person if you so wish.

Yours faithfully,

The Board of Directors
Mereo BioPharma Group plc

Part II – Notice of General Meeting

MEREO BIOPHARMA GROUP PLC

(the “Company”)

(Registered and incorporated in England and Wales with company number 09481161)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a general meeting of the Company (the “General Meeting”) will be held at 5th Floor, One Cavendish Place, London W1G 0QF, United Kingdom on November 18, 2022 at 2.00 p.m. (London time) to consider and, if thought fit, pass the resolutions below, each as an ordinary resolution.

The General Meeting has been requisitioned pursuant to section 303 of the Companies Act 2006 by Rubric acting in its capacity as manager or sub-manager of the Rubric Funds which, in aggregate, are the registered holders of 31,950,000 Ordinary Shares, which constituted approximately 5.11 per cent. of the Company’s issued ordinary share capital and the voting rights in the Company as at the date of the Requisition Notice.

1.	THAT Dr. Peter Fellner, Dr. Anders Ekblom, Dr. Deepika Pakianathan, Dr. Brian Schwartz and Mr. Michael Wyzga be removed from office as directors of the Company with immediate effect.

2.	THAT, conditional upon the passing of resolution 1 above, Dr. Annalisa Jenkins be appointed as director of the Company with immediate effect.

3.	THAT, conditional upon the passing of resolution 1 above, Dr. Daniel Shames be appointed as director of the Company with immediate effect.

4.	THAT, conditional upon the passing of resolution 1 above, Mr. Marc Yoskowitz be appointed as director of the Company with immediate effect.

5.	THAT, conditional upon the passing of resolution 1 above, Mr. Justin Roberts be appointed as director of the Company with immediate effect.

6.	THAT, conditional upon the passing of resolution 1 above, Mr. David Rosen be appointed as director of the Company with immediate effect.

BY ORDER OF THE BOARD

Charles Sermon	REGISTERED OFFICE
Company Secretary	4th Floor
One Cavendish Place
October 21, 2022	London W1G 0QF

Notice of General Meeting Notes:

Entitlement to Attend and Vote

1.

To be entitled to attend and vote at the meeting (and for the purposes of the determination by the Company of the votes that may be cast in accordance with Regulation 41 of the Uncertified Securities Regulations 2001), only those members registered in the Company’s register of members at 6.00 p.m. (London time) on November 16, 2022 (or, if the meeting is adjourned at 6.00 p.m. (London time) on the date which is two business days prior to the adjourned meeting) shall be entitled to attend and vote at the meeting. Changes to the register of members of the Company after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

Appointment of Proxies

2.

If you are a member of the Company at the time set out in note 1 above, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You can appoint a proxy only using the procedures set out in these notes and the notes to the proxy form.

3.

A proxy does not need to be a member of the Company but must attend the meeting to represent you. If you wish your proxy to speak on your behalf at the meeting you will need to appoint your own choice of proxy (not the Chair of the General Meeting) and give your instructions directly to them.

4.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different Ordinary Shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please indicate on your proxy submission how many Ordinary Shares it relates to.

5.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at their discretion. Your proxy will vote (or abstain from voting) as they think fit in relation to any other matter which is put before the meeting.

Appointment of Proxy Using Hard Copy Proxy Form

6.

A hard copy Form of Proxy has not been sent to you but you can request one directly from Link Group’s general helpline team on +44 (0)371 664 0391. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m. (London time), Monday to Friday, excluding public holidays in England and Wales. Alternatively, you can request a hard copy Form of Proxy via email at shareholderenquiries@linkgroup.co.uk or via postal address at Link Group, PXS1, 10th Floor, Central Square, 29 Wellington Street, Leeds LS1 4DL. In the case of a member which is a company, the Form of Proxy must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the Form of Proxy.

Appointment of a Proxy Online

7.

You may submit your proxy electronically using the Share Portal service at www.signalshares.com. Shareholders can use this service to vote or appoint a proxy online. The same voting deadline of 48 hours before the time of the meeting applies. Shareholders will need to use the unique personal identification Investor Code (“IVC”) printed on your share certificate. If you need help with voting online, please contact Link Group’s portal team on +44 (0)371 664 0391 or via email at shareholderenquiries@linkgroup.co.uk. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m. (London time), Monday to Friday, excluding public holidays in England and Wales.

Appointment of Proxies Through CREST

8.

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) of it by using the procedures described in the CREST Manual (available from https://www.euroclear.com/site/public/EUI). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s (EUI) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer’s agent (ID: RA10) by no later than 2.00 p.m. (London time) on November 16, 2022. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time.

In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appointment of Proxy by Joint Members

9.

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding, the first-named being the most senior.

Changing Proxy Instructions

10.

To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off times for receipt of proxy appointments (see above) also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded. Where you have appointed a proxy using a hard-copy Form or Proxy and would like to change the instructions using another hard-copy Form or Proxy, please contact Link Group as per the communication methods shown in note 6. If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

Termination of Proxy Appointments

11.

In order to revoke a proxy instruction, you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to Link Group, at the address shown in note 6. In the case of a member which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed, or a duly certified copy of such power or authority, must be included with the revocation notice. The revocation notice must be received by Link Group no later than 48 hours before the meeting. If you attempt to revoke your proxy appointment but the revocation is received after the time specified then, subject to the paragraph directly below, your proxy appointment will remain valid. Completion of a proxy will not preclude you from attending the General Meeting and voting in person if you so wish.

Corporate Representatives

12.

A corporation which is a member can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a member provided that no more than one corporate representative exercises powers over the same share.

Issued Shares and Total Voting Rights

13.

As at close of business on the day immediately prior to the date of posting of this notice of General Meeting, the Company’s issued share capital comprised 624,928,519 Ordinary Shares. Each Ordinary Share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at close of business on the day immediately prior to the date of posting of this notice of General Meeting is 624,928,519.

Electronic address

14.

You may not use any electronic address (within the meaning of Section 333(4) of the Companies Act 2006) provided in this notice of General Meeting (or in any related documents including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

Vote by way of a poll

15.

The Resolutions will be voted on at the General Meeting by way of a poll, which will be demanded at the start of the General Meeting by the Chair of the General Meeting in accordance with article 54 of the Articles.

Part III – Definitions

The following definitions apply throughout this document (excluding the Appendix to this document), unless the context otherwise requires:

ADS

American depositary shares issued by the Depositary, each representing five Ordinary Shares registered in the name of the Depositary, subject to and in accordance with the terms of the Depositary Agreement;

ADS Holders	legal and/or beneficial owners of ADSs;

ADS Holder Record Date

October 14, 2022, which is the voting record date for ADS in respect of the General Meeting and the record date for determining the ADS Holders who are entitled to receive this document, the Depositary Notice, WHITE Voting Instruction Card and other documents relating to the General Meeting;

Articles	the articles of association of the Company;

Board or Directors	the directors of the Company for the time being;

Company or Mereo	Mereo BioPharma Group plc;

Depositary	CitiBank N.A. acting in its capacity as depositary under the Depositary Agreement;

Depositary Agreement	the depositary agreement entered into between the Company, the Depositary and each ADS Holder;

Depositary Notice	the notice sent by the Depositary to ADS Holders in respect of the General Meeting;

Form of Proxy	the form of proxy for use by Shareholders in connection with the General Meeting;

General Meeting	the general meeting of the Company convened for 2.00 p.m. (London time) on November 18, 2022 at the 5th Floor, One Cavendish Place, London W1G 0QF, United Kingdom, including any adjournment thereof;

Independent Directors	Dr. Denise Scots-Knight, Anne Hyland, Dr. Jeremy Bender, Dr. Abdul Mullick and Dr. Pierre Jacquet, being the Directors who are not the subject of any of the Resolutions;

Notice of General Meeting	the notice of General Meeting set out in Part II of this document;

Ordinary Shares	ordinary shares of £0.003 each in the capital of the Company;

Resolutions	the ordinary resolutions set out in the Notice of General Meeting;

Requisition Notice

the notice delivered to the Company by Rubric on October 3 2022 in accordance with section 303 of the Companies Act 2006, requiring the Company to convene the General Meeting for the purposes of considering the Resolutions;

Requisitioned Statement	the statement set out in the Appendix to this document which Rubric has required to be communicated to Shareholders in accordance with section 314 of the Companies Act 2006;

Rubric	Rubric Capital Management LP;

Rubric Funds	together, Rubric Capital Master Fund LP and Rubric Capital Trading B LLC;

Shareholder Voting Record Time

6.00 p.m. (London time) on November 16, 2022 (or, if the meeting is adjourned at 6.00 p.m. (London time) on the date which is two business days prior to the adjourned meeting), which is the voting record time for Shareholders (but not ADS Holders);

Shareholders	registered holders of Ordinary Shares; and

WHITE Voting Instruction Card	the white voting instruction card sent to ADS Holders by the Depositary in order to instruct the voting of the Ordinary Shares represented by their ADS at the General Meeting.

All references in the document to:

(a)	London time are to the time in London, England;

(b)	Eastern time are to the time in the State of New York, United States of America;

(c)	GBP, £ or pence are to pounds sterling or pence, the lawful currency of the United Kingdom; and

(d)	USD, $ or dollars are to dollars, the lawful currency of the United States of America.

Part IV – Glossary of Technical Terms

AATD

alpha-1 antitrypsin deficiency, a lack of alpha 1 anti-trypsin protein, a protein made by the liver that is released into the bloodstream to protect the body from neutrophil serine proteases damaging the lungs;

ASTEROID study

Protocol Title: A Phase 2b, Multicentre, Multinational, Double-blind, Dose-finding Study, incorporating an open label substudy, in Adult Patients with Type I, III or IV Osteogenesis Imperfecta Treated with setrusumab (BPS804);

ATALANta study

Protocol Title: Alvelestat (MPH966) for the Treatment of ALpha-1 ANTitrypsin Deficiency. A Phase 2, multicenter, double-blind, randomized, placebo-controlled study to evaluate efficacy, safety, and tolerability of alvelestat (MPH966) in alpha-1 antitrypsin deficiency;

Bronchiolitis Obliterans Syndrome	a condition in which the bronchioles, small branches of air tubes in the lungs, become inflamed and blocked;

EMA	the European Medicines Agency;

ESMO	the European Society for Medical Oncology;

FDA	the Food and Drug Administration of the United States of America;

ITIM	immunoreceptor tyrosine-based inhibitory motif;

Ig	immunoglobulin;

NSCLC	non-small cell lung cancer;

OI	Osteogenesis imperfecta, a rare genetic bone disorder characterised by fragile bones that break easily, also known as brittle bone disease;

PD-1	programmed cell death protein 1, an inhibitory receptor that is expressed by T-cells in the human body which has a role in regulating certain immune responses;

TIGIT	T-cell immunoreceptor with Ig and ITIM domains; and

XLH	X-linked hypophosphatemia, a condition in which levels of the mineral phosphorous are in low levels in the blood and phosphorus is excreted in urine.

Appendix – Statement provided by Rubric

(THE STATEMENT IN THIS APPENDIX DOES NOT REPRESENT THE VIEWS OF THE MEREO BOARD)

“Dear Fellow Mereo Shareholders,

Rubric Capital Management LP entities are collectively the largest shareholders of Mereo, holding a ~14% stake in the Company, more than twenty-five times the combined ownership of the independent directors. We invested in Mereo based upon our conviction that it was massively undervalued. In our June 9, 2022 letter to the Board, we outlined a low-risk strategy to unlock the value of the Company’s assets while preserving its diminishing cash resources.

The Board failed to meaningfully engage with us. Consequently, we called a special meeting to replace five long-tenured directors with five highly qualified candidates committed to maximizing shareholder value and who we believe will materially improve corporate governance and alignment with shareholders.

The Board has presided over a period of enormous value destruction for shareholders. For the three years ending on May 26th, when we filed our 13D, Mereo shares declined by ~90%. Since our filing, Mereo shares outperformed the Nasdaq Biotech Index. We are convinced that, with the direct involvement of our nominees, Mereo can dramatically improve shareholder value.

We underwrote our position in Mereo based on two main factors:

1)	The setrusumab partnership, which provides bedrock valuation support, and the ability to unlock that value without substantial financial commitments by Mereo; and

2)	Attractive opportunities to drive incremental value from the TIGIT and AATD programs.

Mereo has failed to deliver. It failed to find a partner for TIGIT and provided murky phase 2 results in AATD. Continued cash burn in those programs could jeopardize the per-share value of the setrusumab partnership.

If elected to the Board, our nominees will work with the continuing directors to maximize the Company’s value, including:

1)	Exploring strategic alternatives for the setrusumab royalty and the European rights Mereo holds;

2)	Evaluating feedback from the FDA on alvelestat and determining the best path forward;

3)	Exploring strategic alternatives for etigilimab and the non-core assets; and

4)	Reducing cash burn and evaluating opportunities for cash, including the possibility of returning excess cash to shareholders.

Our nominees are open to ideas and intend to work collaboratively with the Board to achieve the best outcome for shareholders.

To elect our nominees, we ask shareholders to remove five directors. The current directors should be held accountable for the value destruction during their tenure. Drs. Fellner and Ekblom have been directors since 2016, during which time Mereo shares declined ~90%. Dr. Pakianathan and Mr. Wyzga joined the Board in 2019, and Dr. Schwartz in 2020; their tenure has been marked by an ~80% decline in Mereo shares.

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Our candidates:

Annalisa Jenkins, MBBS, FRCP: Dr. Jenkins served as President and CEO of Dimension Therapeutics. Her prior leadership roles include serving as the Global Head of R&D at Merck Serono and SVP of Global Development at Bristol Myers-Squibb. Dr. Jenkins is a board member and advisor to many public and private health and life science companies globally. She is a committee member of the Science Board to the FDA and is Chair of The Court at The London School of Hygiene and Tropical Medicine. Dr. Jenkins graduated with a degree in medicine from St. Bartholomew’s Hospital in the University of London and served as a Surgeon Lieutenant Commander in the British Royal Navy.

Daniel Shames, MD: Dr. Shames served as President of Daniel A. Shames Consulting, providing regulatory services to over 100 biotechnology and pharmaceutical clients. Prior to starting his consultancy, Dr. Shames spent 12 years at the FDA involved in the safety and efficacy review of hundreds of drugs. Dr. Shames served as Deputy Director, Office of Drug Evaluation Ill from 2006 to 2008, while also serving as Director of the Division of Gastroenterology and Inborn Error Products. He was also Director of Reproductive and Urologic Drugs from 2001 to 2006, founded Carolina Urocorp, operated a private medical practice, and was a Major in the United States Army Medical Corps. Dr. Shames received his undergraduate degree from Brandeis University, his MD from Georgetown University School of Medicine, and completed his urology residency at the University of Pennsylvania.

Marc Yoskowitz: Mr. Yoskowitz serves as EVP and Chief Strategy Officer, Life Sciences at Tempus, Inc. Prior to Tempus, Mr. Yoskowitz was Chief Business Officer, Pfizer Essential Health, leading a range of corporate initiatives within the Pfizer portfolio. Before that, he served as SVP, Strategy and Corporate Development at Hospira and was a member of the Executive Committee. Earlier in his career, Mr. Yoskowitz led business development at a specialty pharmaceutical company, spent eight years at McKinsey & Company, and began his career as an M&A lawyer at Davis, Polk & Wardwell in New York. Mr. Yoskowitz received a bachelor’s degree, magna cum laude, from Washington University in St. Louis and a JD from Columbia University School of Law.

Justin Roberts: Mr. Roberts is a Partner at Rubric Capital Management LP, a role he has held since its formation in 2016. Before Rubric, he spent seven years at Point72 Asset Management. Mr. Roberts also held roles at ZS Associates, Moore Capital Management, and Lehman Brothers as an investment banker in their M&A practice. Mr. Roberts graduated with honors from Johns Hopkins University.

David Rosen: Mr. Rosen is the Portfolio Manager and founder of Rubric Capital Management LP. Before starting Rubric, he spent nine years as a portfolio manager at Point72 Asset Management. Mr. Rosen previously held roles at Green River Management and the Blackstone Group. Mr. Rosen received a bachelor’s degree from NYU Stern School of Business, magna cum laude.

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We hope shareholders will support our slate and, if successful, we believe our nominees can help unlock considerable value for all shareholders.

Investor contacts:
Justin Roberts
(212) 418-1888 mereo@rubriccapital.com

Okapi Partners LLC
Bruce Goldfarb / Jason Alexander
(212) 297-0720 info@okapipartners.com

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We confirm, on behalf of certain funds managed by us, that such funds hold Ordinary Shares representing at least 5% of the total voting rights of all members of the Company having a right to vote at general meetings of the Company.”

(THE STATEMENT IN THIS APPENDIX DOES NOT REPRESENT THE VIEWS OF THE MEREO BOARD)

MEREO BIOPHARMA GROUP PLC

4th Floor

One Cavendish Place

London W1G 0QF

United Kingdom